Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

CoTherix, Inc.

at

$13.50 Per Share

by

Curl Acquisition Subsidiary, Inc.

a wholly-owned subsidiary of

Actelion US Holding Company

a wholly-owned subsidiary of

Actelion Ltd.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 8, 2007, UNLESS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE (THE “SHARES”), OF COTHERIX, INC., A DELAWARE CORPORATION (THE “COMPANY”), THAT, TOGETHER WITH THE SHARES THEN OWNED BY ACTELION US HOLDING COMPANY (“PARENT”) AND CURL ACQUISITION SUBSIDIARY, INC. (“OFFEROR”), REPRESENTS AT LEAST A MAJORITY OF (X) ALL THEN OUTSTANDING SHARES, PLUS, AT THE ELECTION OF PARENT, (Y) AN ADDITIONAL NUMBER OF SHARES DETERMINED BY PARENT IN ITS SOLE DISCRETION UP TO THE AGGREGATE NUMBER OF SHARES ISSUABLE UPON THE EXERCISE OF (1) ALL OUTSTANDING COMPANY STOCK OPTIONS, (2) RIGHTS TO ACQUIRE SHARES UNDER THE COMPANY’S 2004 EMPLOYEE STOCK PURCHASE PLAN AND (3) OTHER RIGHTS TO ACQUIRE SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF NOVEMBER 19, 2006 (THE “MERGER AGREEMENT”), AMONG PARENT, OFFEROR AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY; DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY ARE ADVISABLE; DETERMINED THAT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS; AND RECOMMENDED ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF NECESSARY, VOTE TO ADOPT THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY.

IMPORTANT

Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), or Lehman Brothers Inc., the Dealer-Manager for the Offer (the “Dealer-Manager”), at their respective addresses and telephone numbers as set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or the Dealer-Manager or from brokers, dealers, commercial banks and trust companies.

A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Information Agent for the Offer is:

The Dealer-Manager for the Offer is:

December 8, 2006

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the annex to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer

Curl Acquisition Subsidiary, Inc. (“Offeror”) is offering to purchase all of the outstanding shares of common stock (the “Shares”) of CoTherix, Inc. (the “Company”) for $13.50 per share in cash. Offeror is a wholly-owned subsidiary of Actelion US Holding Company (“Parent”), which is a wholly-owned subsidiary of Actelion Ltd. (“Actelion”). Offeror was formed by Actelion for the purpose of acquiring the Company. See Section 9 entitled “Certain Information Concerning Offeror, Parent and Actelion” of this Offer to Purchase.

Conditions to the Tender Offer

In the event that at or prior to the scheduled expiration of the tender offer (as it may be extended pursuant to the Merger Agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the tender offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for Shares will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a Company Material Adverse Effect (as defined in subsection entitled “Termination” in Section 13 entitled “The Transaction Documents” in this Offer to Purchase), (B) the Minimum Condition will not have been satisfied or (C) certain other events described in Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase occur and are continuing, then:

•	Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended) relating to Offeror’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the tender offer, pay for any tendered Shares;

•	Offeror may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares and

•	Offeror may terminate or amend the tender offer as to Shares not then paid for.

The waiting period applicable to the transactions contemplated by the Merger Agreement (including the tender offer and the Merger) under the HSR Act expired at 11:59 pm on Thursday, December 7, 2006.

The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus, at the election of Parent, (y) an additional number of Shares determined by Parent in its sole discretion up to the aggregate number of Shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan and (3) other rights to acquire Shares.

The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent or Offeror; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of certain other conditions to the tender offer.

Merger Agreement

In connection with the tender offer, the Company, Parent and Offeror have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, if the tender offer is consummated and all necessary stockholder approvals are obtained, Offeror will merge with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

Position of the Company Board of Directors	The board of directors of the Company unanimously:

•	determined that the Merger Agreement, the tender offer, the Merger and the other transactions contemplated thereby are advisable;

•	determined that the Merger Agreement, the tender offer, the Merger and the other transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement, the tender offer, the Merger and the other transactions contemplated thereby and the form of tender and voting agreement; and

•	recommended that the Company stockholders accept the tender offer and tender their Shares pursuant to the tender offer and, if necessary, adopt the Merger Agreement, the tender offer, the Merger and the other transactions contemplated thereby.

See the “Introduction” to this Offer to Purchase.

Expiration of the Tender Offer	This Offer expires at 12:00 Midnight, New York City time, on Monday, January 8, 2007, unless extended. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

Extension of the Tender Offer

The tender offer will be extended by Offeror for successive periods of up to ten business days each, if any of the conditions to the tender offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date for the tender offer in order to permit the satisfaction of the conditions to the tender offer.

The tender offer may be extended by Offeror if and to the extent required by the applicable rules and regulations of the SEC.

Offeror’s ability and obligation to extend the tender offer is subject to the parties’ right to terminate the Merger Agreement if the tender offer and Merger are not consummated by May 31, 2007 (as such date may be extended by the Company or Parent until July 30, 2007 in the event that all conditions to the tender offer have been satisfied other than any waiting period (and extensions thereof) applicable to the transactions under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the tender offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a material adverse effect on the Company), and the parties’ rights to otherwise terminate the Merger Agreement and the tender offer pursuant to the terms of the Merger Agreement.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on the ability and obligation to extend the tender offer.

Ability to Withdraw Tendered Shares

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, January 8, 2007, or such later date as the tender offer may be extended, and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after February 5, 2007. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tender during the subsequent offering period. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

Certain Effects of the Tender Offer

If the tender offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares.

See Section 7 entitled “Effect of the Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Merger Following Expiration of the Tender Offer; Top-Up Option

If, following consummation of the tender offer, Offeror owns 90% or more of the outstanding Shares, Offeror intends to cause the Company to consummate a “short form” merger under the Delaware General Corporation Law. Neither stockholder approval nor the approval of the board of directors of the Company would be required to consummate the “short form” merger. If Offeror does not acquire at least 90% of the outstanding Shares pursuant to the tender offer, stockholder approval of the Merger will be required, and a significantly longer period of time will be required to effect the Merger under Delaware law. Upon Offeror’s acceptance or acquisition of Shares for payment pursuant to the tender offer constituting 85% of the Shares then outstanding, Offeror may exercise an irrevocable option granted by the Company to purchase the number of Shares that would cause Offeror to own one share more than 90% of the Shares then outstanding (the “Top-Up Option”).

See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

At the effective time of the Merger, each Share outstanding will be cancelled in exchange for the right to receive $13.50 in cash (or any higher price per share that is paid in the tender offer) without any interest, less any required withholding taxes .

See Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

Appraisal Rights

No appraisal rights will be available in connection with the tender offer. However, if the Merger is consummated, appraisal rights will be available in connection with the Merger under the Delaware General Corporation Law.

See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

See Section 1 entitled “Terms of the Offer” and Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

Curl Acquisition Subsidiary, Inc. (“Offeror”) is offering to purchase all of the outstanding shares of common stock of CoTherix, Inc. (the “Company”) for $13.50 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Offeror is a Delaware corporation and a wholly-owned subsidiary of Actelion US Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Actelion Ltd., a Swiss corporation (“Actelion”). Offeror was formed for the purpose of acquiring the Company and has carried on no activities other than in connection with the acquisition of the Company. See the “Introduction” and Section 9 entitled “Certain Information Concerning Offeror, Parent and Actelion” of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Offeror and, where appropriate, Parent and Actelion. We will use the term “the Company” to refer to CoTherix, Inc.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” and Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

We are offering to pay you $13.50 per share, in cash, without interest, less any required withholding taxes.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. As of December 6, 2006, we estimate that we will need approximately $395 million to purchase all outstanding shares of the Company’s common stock pursuant to the tender offer and to pay related fees and expenses. As of September 30, 2006, Actelion and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $530 million. Additionally, on November 16, 2006, Actelion raised approximately $383 million through a convertible bond offering. Actelion expects to contribute or otherwise advance funds to enable us to consummate the tender offer. Offeror expects to have sufficient cash on hand at the expiration of the tender offer to pay the offer price for all shares in the tender offer. The tender offer is not conditioned upon any financing arrangements. See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

What does the Company board of directors recommend regarding this tender offer?

The Company board of directors unanimously:

•	determined that the merger agreement, the tender offer, the merger and the other transactions contemplated thereby are advisable;

•	determined that the merger agreement, the tender offer, the merger and the other transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders;

•	approved the merger agreement, the tender offer, the merger and the other transactions contemplated thereby and the form of tender and voting agreement; and

•	recommended that the Company stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if necessary, adopt the merger agreement, the tender offer, the merger and the other transactions contemplated thereby.

See the “Introduction” to this Offer to Purchase.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 Midnight, New York City time, on Monday, January 8, 2007, to tender your shares in the tender offer, unless the tender offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 entitled “Terms of the Offer” and 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Can the tender offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the tender offer beyond Monday, January 8, 2007 for successive periods of ten business days each, if any of the conditions to the tender offer (including the minimum condition) have not been satisfied or waived as of any then scheduled expiration date for the tender offer in order to permit the satisfaction of the conditions to the tender offer. In addition, we may extend the tender offer for any period as may be required by any applicable rules or regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Our ability and obligation to extend the tender offer is subject to the parties’ right to terminate the merger agreement if the tender offer and merger are not consummated by May 31, 2007 (as such date may be extended by the Company or Parent until July 30, 2007 in the event that all conditions to the tender offer have been satisfied other than any waiting period (and extensions thereof) applicable to the transactions under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the tender offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a material adverse effect on the Company), and the parties’ rights to otherwise terminate the merger agreement and tender offer pursuant to the terms of the merger agreement.

The waiting period applicable to the transactions contemplated by the Merger Agreement (including the tender offer and the Merger) under the HSR Act expired at 11:59 pm on Thursday, December 7, 2006.

See Section 1 entitled “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform Computershare Trust Company, N.A. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the tender offer?

In the event that at or prior to the scheduled expiration of the tender offer (as it may be extended pursuant to the merger agreement), (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the merger agreement (including the tender offer and the merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any applicable antitrust, competition or merger control laws will not have expired or been terminated, (B) the minimum condition has not been satisfied or (C) certain other events described in Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase occur and are continuing, then:

•	Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended, relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the tender offer), pay for any tendered shares;

•	Offeror may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares; and

•	Offeror may terminate or amend the tender offer as to tendered shares not then paid for.

The waiting period applicable to the transactions contemplated by the Merger Agreement (including the tender offer and the Merger) under the HSR Act expired at 11:59 pm on Thursday, December 7, 2006.

The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that, together with the shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding shares (without giving effect to any shares owned by the Company), plus, at the election of Parent, (y) an additional number of shares determined by Parent in its sole discretion up to the aggregate number of shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire shares under the Company’s 2004 Employee Stock Purchase Plan and (3) other rights to acquire shares.

The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the merger agreement, may be waived by Parent and Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent and Offeror; provided, however, that the minimum condition can only be waived with the prior written consent of the Company. The failure by Parent and Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.

Under what circumstances would the Company be obligated to pay a termination fee to Parent if the tender offer is terminated?

Under the merger agreement, the Company has agreed to pay Parent a termination fee equal to $14,000,000 if, prior to the termination of the Merger Agreement,

•	a Covered Proposal (as defined in Section 13 entitled “The Transaction Documents” of the Offer to Purchase) was made or any of the Company’s stockholders or any third party will have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company;

•	either (i) the Company or Parent terminates the merger agreement because the tender offer has expired or been terminated in accordance with the terms of the merger agreement without Offeror having accepted payment for any shares on or before May 31, 2007, (as such date may be extended by the Company or Parent until July 30, 2007 in the event that all conditions to the tender offer have been satisfied other than any waiting period (and extensions thereof) applicable to the transactions under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the tender offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a material adverse effect on the Company), or (ii) Parent terminates the merger agreement because of a breach of any representation, warranty, covenant or agreement made by the Company in the merger agreement, or any such representation and warranty will have become untrue or incorrect after the execution of the merger agreement, such that (X) the condition set forth in any of clause (1), (2) or (3) of the Tender Offer Conditions would not be satisfied and (Y) such breach or failure to be true or correct is not reasonably likely to be curable by the Termination Date (as defined in Section 1 entitled “Terms of the Offer” of this Offer to Purchase); provided that the only basis for termination pursuant to this termination right is the existence of a Company Material Adverse Effect (as defined in the subsection entitled “Termination” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase) whose existence is outside the reasonable control of the Company;

•	such Covered Proposal was not publicly withdrawn at least 14 days prior to any termination of the merger agreement; and

•	either (x) the Company consummates any Covered Proposal within the 12-month period immediately following the date on which the merger agreement has been so terminated (the “Tail Period”) or (y) the Company enters into a definitive agreement for any Covered Proposal during the Tail Period and consummates any Covered Proposal with any Person within the 12-month period immediately following the end of the Tail Period.

Clause (1) of the Tender Offer Conditions provides that there is no material breach of the representations and warranties made by the Company in Section 6.1(a) (Organization, Good Standing and Qualification), Section 6.3 (Corporate Authority; Approval; Opinion of Financial Advisor) or Section 6.19 (Takeover Statutes; Charter Provisions) of the merger agreement. Clause (2) provides that there is no material breach of any other representation and warranty which constitutes, individually or in the aggregate, a Company Material Adverse Effect. Clause (3) provides that there is no material breach of any obligation, covenant or agreement under the merger agreement.

The Company also agreed to pay to Parent a termination fee equal to $14,000,000 in the event that the merger agreement is terminated by the Company in order for the Company to enter into a definitive agreement based on a Superior Proposal (as defined in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of the Offer to Purchase), prior to or simultaneously with and as a condition to the effectiveness of such termination.

The Company also agreed to pay to Parent a termination fee equal to $14,000,000 in the event that the merger agreement is terminated by Parent because (i) the Company board of directors has withdrawn, qualified or modified its recommendation to the Company stockholders to tender all of their shares pursuant to the Offer, vote in favor of the adoption of the merger agreement, the Offer, the Merger and the other transactions contemplated thereby in a manner adverse to Parent or (ii) the Company has materially breached any of its obligations under Section 8.2 (Acquisition Proposal) or Section 8.3 (Board Recommendation) of the Merger Agreement. These obligations are described in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the tender offer, not later than the date and time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through Computershare Trust Company, N.A. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

Until what time may I withdraw previously tendered shares?

The tender of your shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, January 8, 2007 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the tender offer, may also be withdrawn at any time after February 5, 2007. However, if we provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, Computershare Trust Company, N.A., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 entitled “Withdrawal Rights” of this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my shares?

If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase. As described under “Will I have appraisal rights?” below, you will have appraisal rights in connection with the merger.

If the tender offer is completed, will the Company continue as a public company?

No. Following the purchase of shares in the tender offer, we will complete the merger pursuant to the terms of the merger agreement if the conditions to the merger are satisfied. If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may not be a public trading market for the Company common stock; and

•	the Company may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies.

See Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for shares of Company stock pursuant to the tender offer, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. If the merger takes place, Offeror will own all of the shares of the Company and all stockholders of the Company remaining after the tender offer other than us (and other than stockholders validly exercising appraisal rights) will receive $13.50 per share in cash without interest, less any required withholding taxes. See the “Introduction” to this Offer to Purchase. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase for a description of the conditions to the merger and Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. Stockholders are entitled to appraisal rights in connection with the merger. See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

On Friday, November 17, 2006, the last full day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $13.50 per share, the last sale price of the Company common stock reported was $11.20 per share. On December 7, 2006, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $13.37 per share. We encourage you to obtain a recent quotation for shares of the Company common stock in deciding whether to tender your shares. See Section 6 entitled “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the tender offer or the merger will be treated as a sale of the shares for United States federal income tax purposes.

In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will realize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. See Section 5 “Material Federal Income Tax Consequences” of this Offer to Purchase.

Tax matters are very complicated and the tax consequences of the tender offer and merger for any stockholder will depend on such stockholder’s particular facts and circumstances. Stockholders are urged to consult their own tax advisors to understand fully the tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

You may call Georgeson Inc. at (866) 647-8873 (toll free). Georgeson Inc. is acting as the information agent for the tender offer. You may also call Lehman Brothers Inc. at (888) 610-5877 (toll free). Lehman Brothers Inc. is acting as the dealer-manager for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of CoTherix, Inc.:

INTRODUCTION

Curl Acquisition Subsidiary, Inc., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Actelion US Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Actelion Ltd., a Swiss corporation (“Actelion”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share (together, the “Shares”), of CoTherix, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.50 per Share, in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 2006 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. Offeror is a corporation newly formed by Parent in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of Parent. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the stockholders of the Company, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares owned by Actelion, Parent or Offeror, which will automatically be cancelled and retired) will automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $13.50, in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options and rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary, Lehman Brothers Inc. acting as the dealer-manager (the “Dealer-Manager”) and Georgeson Inc. acting as the information agent (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The board of directors of the Company has unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby; determined that the Merger Agreement the Offer, the Merger and the other transactions contemplated thereby are advisable; the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders; and recommended acceptance of the Offer to the stockholders, and that the stockholders tender their Shares in the Offer and, if necessary, vote to adopt the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company has advised Parent that on November 19, 2006, the board of directors of the Company received the opinion of CIBC World Markets Corp. (“CIBC World Markets”), the Company’s financial advisor, to the effect that, as of November 19, 2006 and based on and subject to the matters described in its opinion, the $13.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Actelion, Parent, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of CIBC World Markets’ written opinion, dated November 19, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, will be attached as an exhibit to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC” or “Commission”) and mailed to the Company’s stockholders. CIBC World Markets’ opinion was provided to the Company’s board of directors for its information in its evaluation of the $13.50 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view. CIBC World Markets’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares (without giving effect to any Shares owned by the Company), plus, at the election of Parent, (y) an additional number of Shares determined by Parent in its sole discretion up to the aggregate number of Shares issuable upon the exercise of (1) all outstanding Company options, (2) rights to acquire Shares under the Company’s 2004 Employee Stock Purchase Plan (the “Company ESPP”) and (3) other rights to acquire Shares (the “Minimum Condition”). See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of all of the conditions to the Offer.

The Company has represented in the Merger Agreement that as of November 18, 2006, there were 28,783,794 Shares issued and outstanding, and the Company Disclosure Letter discloses that as of November 18, 2006, 4,357,060 Shares were subject to outstanding options and 508,090 Shares were reserved for future issuance under the Company ESPP. None of Actelion, Parent or Offeror currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in the “Tender and Voting Agreements” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Actelion disclaims such beneficial ownership. Based on the foregoing, Offeror believes that (i) 14,391,898 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied if Parent does not elect to include any Shares issuable upon the exercise of outstanding Company options or rights to acquire Shares under the Company ESPP in the denominator and that (ii) 16,824,473 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied if Parent elects to include all Shares issuable upon the exercise of outstanding Company options or rights to acquire Shares under the Company ESPP (assuming with respect to the Company ESPP that all Shares reserved for issuance under the Company ESPP are issued) in the denominator. Owners of approximately 32% of the Company’s issued and outstanding Shares as of November 19, 2006 have already agreed to tender their Shares into the Offer pursuant to the Tender and Voting Agreements. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.  Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Monday, January 8, 2007 (i.e., five minutes after 11:55 pm, New York City time, on Monday, January 8, 2007) (the “Scheduled Expiration Date”), unless Offeror will have extended the period of time for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Offeror, will expire.

In the Merger Agreement, Offeror has agreed that it will extend the Offer beyond the Scheduled Expiration Date for successive periods of up to ten business days each if any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration date for the Offer in order to permit the satisfaction of the conditions to the Offer. In addition, Offeror may extend the Offer for any period as may be required by any rules or regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Offeror’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by May 31, 2007 (as such date may be extended by the Company or Parent until July 30, 2007 in the event that all conditions to the tender offer have been satisfied other than any waiting period (and extensions thereof) applicable to the transactions under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the tender offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a material adverse effect on the Company) (the “Termination Date”), and the parties’ rights to otherwise terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement. Unless the Merger Agreement is so terminated, Offeror will extend the Offer for successive extension periods of up to ten Business Days per extension if, at any Expiration Date or any extension thereof, any of the conditions to the Offer will have not been satisfied or waived, until such time as those conditions are satisfied or waived, and Offeror may extent required by the applicable rules and regulations of the SEC, except Offeror will not be required to extend the Offer to end on a date after the Termination Date. Offeror may, but will not be required to, provide a subsequent offering period after the Expiration Date in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (A) decrease the purchase price of the Offer, (B) change the form of consideration to be paid in the Offer, (C) waive the Minimum Condition or (D) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. Offeror believes the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is 14,391,898 if Parent does not elect to include any Shares issuable upon the exercise of outstanding Company options or rights to acquire Shares under the Company ESPP in the denominator and 16,824,473 Shares if Parent elects to include all Shares issuable upon the exercise of outstanding Company options or rights to acquire Shares under the Company ESPP (assuming with respect to the Company ESPP all Shares reserved for issuance under the Company ESPP are issued) in the denominator. The foregoing is based on the representation in the Merger Agreement that as of November 18, 2006 there were

28,783,794 Shares issued and outstanding and the disclosure in the Company Disclosure Letter that as of November 18, 2006, 4,357,060 Shares were subject to outstanding options and 508,090 Shares were reserved for future issuance under the Company ESPP.

Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer Conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive any Offer Condition (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday or Sunday, on which banks are authorized to be open for business in both Zurich, Switzerland and San Francisco, California, U.S.A.

The Company has provided Offeror with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See

Sections 1 “Terms of the Offer” and 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to

Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust

Company (“DTC”), pursuant to the procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.    Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-

Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Withholding of Federal Income Tax. The Depositary will generally be required to withhold federal income tax at the rate of 28% on payments for Shares purchased pursuant to the Offer unless the stockholder provides certain required information and certifications. In order to avoid the need for backup withholding, each stockholder should complete the Substitute Form W-9 included in the Letter of Transmittal or should otherwise certify such stockholder’s exemption from backup withholding. See Instruction 10 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the Dealer-Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 19, 2006), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute will, in his sole discretion, deem proper. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, January 8, 2007 or such later date as the tender offer may be extended and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 5, 2007. If all conditions to the Offer have been met or waived, Offeror must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer will fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Dealer-Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.    Material Federal Income Tax Consequences.

The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or rights to purchase Shares under the Company ESPP or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations, traders who mark to market, holders subject to the alternative minimum tax, persons who hold Shares through a partnership or non-U.S. persons), or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any aspect of state, local or foreign taxation, nor does it address any non-income tax consequences (such as issues relating to federal estate and gift taxation). The discussion is based upon current law, which is subject to change, including retroactively.

Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of state, local and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be treated as a sale of the Shares for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will realize gain or loss equal to the difference between the holder’s adjusted federal income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at the rate of 28%. See Section 3 “Procedure for Tendering Shares” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and to the extent it results in an overpayment of tax the stockholder may obtain a refund by filing a timely claim therefor with the IRS. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

6.    Price Range of Shares; Dividends on the Shares.

The Company’s Shares currently trade on The Nasdaq Global Market (“Nasdaq”) under the symbol “CTRX” and have been listed on The Nasdaq National Market (and subsequently The Nasdaq Global Market) at all times since October 15, 2004. The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low
Year Ended December 31, 2004:
Fourth Quarter (trading start date of October 15, 2004)	$12.02	$5.25
Year Ended December 31, 2005:
First Quarter	$11.47	$6.45
Second Quarter	$10.19	$4.96
Third Quarter	$14.33	$10.06
Fourth Quarter	$14.62	$11.06
Year Ending December 31, 2006:
First Quarter	$11.86	$8.63
Second Quarter	$8.61	$6.85
Third Quarter	$8.56	$6.18
Fourth Quarter (through December 7, 2006)	$13.42	$7.00

On November 17, 2006, the last full day of trading before the public announcement by the Company of its execution of an agreement with Parent and Offeror to acquire the Company at a price of $13.50 per share, the last sale price of the Company common stock reported was $11.20 per share. On December 7, 2006, the last full day of trading before the commencement of our tender offer, the closing price of the Company common stock reported was $13.37 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

7.    Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.

Offeror intends to cause all shares of the Company’s common stock to be delisted from Nasdaq promptly upon the completion of the Merger.

Following the acceptance of Shares for payment pursuant to the Offer and prior to the completion of the Merger, the Company may no longer meet the requirements for continued listing on Nasdaq, depending upon the number of Shares accepted for payment in the Offer. According to Nasdaq’s published guidelines, Nasdaq would consider disqualifying Shares for listing on Nasdaq if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, or the market value of publicly held Shares over a 30-consecutive business day period is less than $5,000,000. Shares that are held by directors or officers of the Company, or by any beneficial owner of more than 10% of the Shares, are not considered to be publicly held for this purpose. According to the Company, as of November 18, 2006, there were 28,783,794 shares of its common stock outstanding. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for the Shares will be adversely affected. However, even if this were to occur, Offeror would be required to consummate the Merger unless completion of the Merger would be prohibited by law.

If Nasdaq were to delist the Shares, the market for the Shares would be adversely affected. It is possible that such shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for the Shares and the availability of such quotations would depend upon the number of holders of such Shares remaining at such time, the level of interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act (as described below) and other factors.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration was terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Offeror intends to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.    Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Actelion, Parent or Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Actelion, Parent or Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Actelion, Parent or Offeror.

General. The Company is a Delaware corporation with its principal executive offices located at 2000 Sierra Point Parkway, Suite 600, Brisbane, CA 94005. The telephone number of the Company is (650) 808-6500. The Company is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiovascular disease, including pulmonary arterial hypertension and stable angina.

Certain Projections. At the commencement of Parent’s due diligence on October 5, 2006, the Company made available to Parent, among other materials, certain non-public business and financial information about the Company. This information included the following unaudited projections of total net revenues and net income (loss) from operations for the years ended December 31, 2007 through 2013.

	2007	2008	2009	2010	2011	2012	2013
	(in $ millions)
Total Net Revenue	111.1	145.6	151.4	149.9	286.7	566.7	755.5
Income / (Loss) from Operations	(25.9)	(10.1)	(21.5)	(27.6)	6.8	212.4	357.2

The non-public business and financial information and projections of the Company that the Company has provided to Parent during the course of Parent’s due diligence investigation of the Company have been provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in the Schedule TO or any other Offer documents. The non-public business and financial information and projections have not been independently verified by Actelion, Parent or Offeror and are the sole work product of the Company and, as such, Actelion, Parent and Offeror make no express or implied warranty in respect of such non-public business and financial information and projections or other financial data, estimates and forecasts. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company has advised Actelion, Parent and Offeror of certain assumptions, risks and limitations regarding these projections, as described below. Projected net revenues may be lower due to differences between Company and Actelion accounting policies on fees paid to specialty pharmacy distributors.

The Company has advised Actelion, Parent and Offeror that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Actelion, Parent and Offeror. Although Actelion, Parent and Offeror were provided such projections, they did not base their analysis of the Company on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. The Company has advised Actelion, Parent and Offeror that its internal financial forecasts (upon which the projections provided to Actelion, Parent and Offeror were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by the management of the

Company, including assumptions with respect to the continued development of Ventavis, including alternative formulations of iloprost and additional Ventavis development, successful clinical development work culminating in filing and approval by the U.S. Food and Drug Administration of a New Drug Application for and the successful commercialization of fasudil, the market for the Company’s products, product candidates and services, the ability to enter new geographic markets, the ability to successfully negotiate and consummate potential strategic partnerships for products and product candidates under development, effective tax rates, interest rates and currency exchange rates, the anticipated amount of financings by the Company, the potential of product liability lawsuits asserted against the Company exceeding damages for which the Company is insured, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which were subject to approval by Actelion, Parent or Offeror. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, the accuracy of the Company’s information concerning the growth in its markets for its product and product candidates, including whether the Company can increase prices; whether competitors in the treatment of cardiopulmonary and other diseases increase sales of their products, implement price reductions or introduce new products; the actual timing and content of submissions to and decisions made by regulatory authorities in the United States, Europe and elsewhere, including decisions regarding marketing authorizations, product pricing and facilities; market acceptance of products in expanded areas of use and in new geographic markets; the actual design, results and timing of preclinical and clinical studies; enrollment rates for clinical trials; potential reduction in margin on key products and increases in expenses; the availability and extent of reimbursement from third-party payers for the Company’s products and services; the scope, validity and enforceability of patents and other proprietary rights held by third parties and the actual impact of such patents and other rights, if any, on the Company’s ability to commercialize products and product candidates; patent and other litigation; the ability to manufacture sufficient quantities of products and product candidates for development and commercialization activities and to do so in a timely and cost efficient manner; the Company’s ability to obtain and maintain agreements with suppliers, licensors and sublicensees, and distributors; the history of net losses of the Company and the potential that the Company may never achieve or maintain profitability; the impact, if any, of war and terrorist activities on the operations and activities of the Company and third parties, including regulatory authorities; and the risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in the Company 2005 Annual Report on Form 10-K and subsequent periodic filings. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s 2005 Annual Report on Form 10-K filed with the SEC.

The inclusion of the projections herein should not be regarded as an indication that any of Actelion, Parent, Offeror, the Company or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Actelion, Parent, Offeror, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the

Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders. Such information will also be available in the Schedule 14D-9. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.    Certain Information Concerning Offeror, Parent and Actelion.

Offeror is a Delaware corporation incorporated on October 23, 2006, with principal executive offices at 5000 Shoreline Ct., Suite 200, South San Francisco, CA 94080. The telephone number of its principal executive offices is (650) 624-6900. Offeror was formed by Actelion for the purpose of acquiring the Company. To date, Offeror has engaged in no activities other than those incident to its formation and the commencement of the Offer. Offeror is a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation incorporated on October 19, 2006, with principal executive offices at 5000 Shoreline Ct., Suite 200, South San Francisco, CA 94080. The telephone number of Parent’s principal executive offices is (650) 624-6900. Parent’s principal purpose is to hold the outstanding stock of Offeror and the other direct or indirect U.S. subsidiaries of Actelion and is itself a wholly-owned subsidiary of Actelion.

Actelion is a Swiss corporation incorporated on December 23, 1999, with principal executive offices at Gewerbestrasse 16, 4123 Allschwil, Switzerland. The telephone number of Actelion’s principal executive offices is +41 (61) 565-65-65. Actelion is a biopharmaceutical company that focuses on the discovery, development and commercialization of innovative treatments to serve high unmet medical needs. It is currently focused on drugs related to the endothelium—the single layer of cells separating every blood vessel from the blood stream—and has two approved drugs on the market, Tracleer® and Zavesca®. Shares of Actelion are listed on the SWX Swiss Exchange under the symbol “ATLN”.

The name, business address, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Offeror, Parent and Actelion and certain other information are set forth on Annex I hereto.

Except as set forth in the subsection entitled “Tender and Voting Agreements” of Section 13 entitled “Transaction Documents” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Actelion, Parent, Offeror and, to Actelion’s, Parent’s and Offeror’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Actelion, Parent, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Actelion, Parent, Offeror and, to Actelion’s, Parent’s and Offeror’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Actelion, Parent, Offeror and, to Actelion’s, Parent’s and Offeror’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Actelion, Parent, Offeror, their subsidiaries or, to Actelion’s, Parent’s and Offeror’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Actelion, Parent, Offeror, their subsidiaries or, to Actelion’s, Parent’s and Offeror’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Actelion is not subject to the informational requirements of the Exchange Act and therefore does not file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters, including information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Actelion. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 8 “Certain Information Concerning the Company” of this Offer to Purchase.

10.    Source and Amount of Funds.

Actelion, Parent and Offeror estimate that it will cost approximately $395 million to purchase all the Shares pursuant to the Offer and to pay related fees and expenses. As of September 30, 2006, Actelion and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $530 million. Additionally, on November 16, 2006, Actelion raised approximately $383 million through a convertible bond offering. Offeror expects to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11.    Background of Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company, and none of Offeror, Parent or Actelion takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Actelion or its affiliates or representatives did not participate.

Actelion regularly evaluates business development opportunities (in the form of licensing opportunities and acquisitions) to enhance and diversify its portfolio of commercialized products.

In 2004 and 2005 Actelion provided technical assistance to the Company regarding the STEP trial which evaluated the safety of a treatment regimen combining Ventavis and Tracleer. During the period 2004 to 2006, product and marketing personnel of both companies worked together to sponsor continuing medical education programs to increase understanding of pulmonary arterial hypertension in the physician community.

In 2006, Mr. Donald Santel, Chief Executive Officer of the Company, and Mr. Shalom Jacobovitz, President of Actelion Pharmaceuticals US, discussed arranging a meeting to explore the possibility of a business combination. A meeting was scheduled for August 10, 2006 between Actelion, represented by Drs. Jean-Paul, Clozel, Chief Executive Officer of Actelion, and Simon Buckingham, President of Global and Corporate Development for Actelion, and the Company represented by Mr. Bradford Goodwin, Chairman of the Board of the Company, at the request of Mr. Santel, Chief Executive Officer of the Company (who was scheduled to be traveling at the time of the meeting). At this meeting, the Actelion representatives expressed their views that a business combination between Actelion and the Company made strategic sense. They also discussed their preliminary views on valuation. No confidential information was shared at the meeting.

On August 15, 2006, in response to the meeting with Mr. Goodwin and in consideration of both internal analyses and prevailing market conditions, Actelion sent a non-binding proposal to the Company stating in sum that (a) an acquisition of the Company by Actelion would represent a significant opportunity for the shareholders of both companies, (b) Actelion would be prepared to make a full cash offer at that time, and (c) a value in the order of $10.00 per share of the Company’s common stock would be more appropriate, but that Actelion would be willing to work to narrow the gap in valuation between the companies.

On August 18, 2006, Mr. Santel informed Dr. Clozel of the decision of the Company board of directors that it was not willing to enter into a formal negotiation process with Actelion on the terms specified in Actelion’s non-binding proposal. Mr. Santel and Dr. Buckingham had multiple telephonic conversations in which they discussed valuation.

After August 18, 2006 and prior to August 23, 2006, Actelion reassessed financial projections with its financial advisor Lehman Brothers Inc. and concluded an offer higher than $10.00 per share was warranted.

On August 23, 2006, Actelion sent to the Company a revised non-binding proposal in which Actelion offered to purchase the Company for $12.25 per share in cash.

On August 25, 2006, Mr. Santel conveyed to Dr. Buckingham the conclusion of the Company board of directors that the Company was not willing to enter into a formal negotiation with Actelion at the price in the revised non-binding proposal. Actelion and the Company continued to discuss the benefits of an acquisition with both maintaining their respective positions on valuation.

On September 8, 2006, Mr. Santel informed Dr. Buckingham of the decision of the Company board of directors that the Company would need an offer above $12.25 per share to proceed further, but, if Actelion indicated a willingness to do so, the Company would invite Actelion to conduct exploratory, confidential due diligence, subject to the execution of a confidentiality and standstill agreement.

On September 14, 2006, Dr. Buckingham updated the Actelion board of directors, and the board re-endorsed the concept of an acquisition and authorized Drs. Clozel and Buckingham to proceed with due diligence.

During late September 2006, Actelion requested additional information from the Company with respect to its business and products and the parties began to negotiate the terms of a confidentiality agreement. Also during this period, representatives of Lehman Brothers Inc. and CIBC World Markets, the Company’s financial advisor, discussed the format and scheduling of a meeting between Actelion and the Company’s senior management, along with the provision of limited due diligence items. A meeting was scheduled for October 5, 2006.

On October 4, 2006, Actelion and the Company executed and delivered a confidentiality agreement.

On October 5, 2006, a team of functional experts from Actelion and representatives of Lehman Brothers Inc. and Bingham McCutchen, Actelion’s legal advisors, met with senior management of the Company and representatives of CIBC World Markets and O’Melveny & Myers, the Company’s legal advisor, at O’Melveny & Myers’ offices in San Francisco. Senior management of the Company made a presentation to Actelion to respond to informational requests and provided additional information about the Company to Actelion and its advisors.

On October 9, 2006, Dr. Buckingham met with Mr. Santel and presented a revised non-binding proposal of $13.00 per share on the basis of updated analyses and the results of due diligence. Mr. Santel committed to discuss this proposal with the Company’s board of directors.

On October 10, 2006, Mr. Santel informed Dr. Buckingham that the Company board of directors was not willing to proceed unless Actelion provided additional value.

Later in the day on October 10, 2006, Dr. Buckingham, after consultation with the Actelion officers, presented Mr. Santel a revised non-binding proposal of $13.50 per share, subject to in-depth due diligence, the negotiation of an appropriate contract, and full approval of the boards of directors of both companies. Mr. Santel committed to discuss this proposal with the Company’s board of directors. After discussion with all of the Company’s board members, Mr. Santel subsequently informed Dr. Buckingham that the Company board of directors was willing to proceed to negotiate a definitive agreement based on the revised proposal.

On October 11, 2006, O’Melveny & Myers delivered a draft merger agreement to Bingham McCutchen. Further drafts were exchanged between October 16, and November 1, 2006.

During the period from October 17 until November 1, 2006, Actelion and its financial, legal and other technical advisors conducted in-depth due diligence and Actelion and the Company engaged in negotiations regarding a definitive agreement.

On October 12, 2006, the Company informed Actelion that in accordance with its contractual obligations under its iloprost license agreement with Schering AG, the Company notified Schering AG of its discussions of a possible acquisition. Under the license agreement, Schering AG has a right of first negotiation if the Company is to be acquired by another company under certain circumstances. Schering AG was contractually required to respond preliminarily within 10 business days but on October 20, 2006 requested a 5 day extension which was granted.

On October 26, 2006, Dr. Buckingham presented the due diligence findings and details of the proposed transaction to the Actelion board of directors. The board of directors endorsed proceeding with planning the transaction subject to (i) approval if and when Schering AG’s right of first negotiation lapsed and (ii) negotiation of a definitive agreement.

On November 1, 2006, the Company informed Actelion that Schering AG would exercise its right of first negotiation. All contract negotiations and due diligence between Actelion and the Company ceased immediately.

On November 17, 2006, Mr. Santel informed Dr. Buckingham that Schering AG would not be pursing further negotiations to acquire the Company and inquired whether Actelion wished to resume negotiations. Actelion confirmed that it wished to resume negotiations at its previous offer of $13.50 per share in cash.

During the period November 17 through November 19, 2006, Actelion completed its due diligence and concluded that its offer of $13.50 per share was appropriate. Also, Actelion and the Company together with their respective legal advisors negotiated the terms of a definitive merger agreement.

On November 19, 2006, Actelion, at special meetings, received approval of the transaction from a previously appointed subcommittee of its boards of directors and Actelion and the Company subsequently entered into the Merger Agreement.

At approximately 10:00 PM Pacific (US) Standard Time on November 19, 2006 and 7:00 AM Central European Time on November 20, 2006, the Company and Actelion issued a joint press release announcing a definitive agreement for Actelion to acquire the Company.

On December 8, 2006, the Offeror commenced the Offer.

12.    Purpose of the Offer; The Merger; Plans for the Company.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Offeror, Parent and Actelion intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The board of directors of the Company has unanimously approved and adopted the Merger Agreement, the Merger and the other transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Parent intends to cause the Company’s board of directors to set the record date for the stockholder approval for a date immediately after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the Company’s board of directors will recommend that stockholders of the Company vote to approve the Merger. At any such meeting, all of the Shares then owned by Actelion, Parent, Offeror and by any of Actelion and Parent’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.

Board Representation. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase. Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that Parent will designate Jean-Paul Clozel, Andrew J. Oakley, Simon Buckingham, Christian Chavy and Tina Kitt to serve as directors of the Company following the consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Short-Form Merger. Under the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company’s stockholders. In such event, Actelion, Parent and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. In connection with Actelion’s consideration of the Offer, Actelion has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Actelion. Important elements of that plan include: (i) integrating Ventavis into ongoing and expanded commercialization activities including sales force promotion; (ii) ensuring patient and physician continuity and support; (iii) continuing to develop Ventavis and any product enhancement; (iv) evaluating the project characteristics and development plans for the Company’s other product; and (v) combining the Company’s support, training, and back-office functions with Actelion’s existing organization and infrastructure. Actelion will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will refine the plan and take such actions as it deems appropriate under the circumstances then existing.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Actelion, Parent and Offeror have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company board of directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

13.    The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 1 to the Schedule 13D filed by Actelion, Parent and Offeror on December 4, 2006. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than December 8, 2006.

Top-Up Option. The Company granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or after Offeror’s acceptance of tendered Shares for purchase, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of such exercise, would constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price.

Offeror may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Effective Time. A “Top-Up Exercise Event” means Offeror’s acceptance of Shares for payment pursuant to the Offer or acquisition of Shares pursuant to the Offer and/or other acquisition of Shares constituting at least 85% of the Shares then outstanding.

Merger. The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, Offeror will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by Actelion, Parent, Offeror or the Company, or by any direct or indirect wholly-owned subsidiary of Actelion, Parent, Offeror or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) and (B) Shares owned by stockholders who will have neither voted in favor of the Merger nor consented thereto in writing and who will have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, upon the surrender of the certificate representing such Share. The “Effective Time” means the time at which the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger.

Treatment of Stock Options. Immediately prior to the Effective Time, each then outstanding stock option to purchase Shares (each, a “Company Option”) will (i) if unvested, become fully vested and (ii) to the extent the exercise price of the such stock option is less than $13.50 per share, be converted into the right to receive an amount in cash (without interest) equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess of the amount of $13.50 per Share over the exercise price per Share under such Company Option (with the aggregate amount of such payment rounded to the nearest cent), less applicable taxes, if any, required to be withheld with respect to such payment. Each Company Option whose exercise price per Share is equal to or greater than $13.50 per Share will be cancelled effective on the Effective Time without any consideration or obligation on account of such cancellation.

Treatment of Rights under Company ESPP. Prior to the Effective Time, the Company will take all actions necessary pursuant to the terms of the Company ESPP, and will, if necessary, amend the Company ESPP to (i) provide that no participant of the Company ESPP may increase the rate of his or her contributions to the Company ESPP above the rate in effect on November 17, 2006, and that no employee of the Company eligible under the Company ESPP who had not elected on or before November 16, 2006 to make contributions to the Company ESPP with respect to the offering period under the Company ESPP, commencing on November 16, 2006 will be permitted to make further contributions to the Company ESPP, (ii) shorten each then currently ongoing purchase and/or offering period under the Company ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering will occur no later than one business day prior to the Effective Time and Shares will be purchased by the Company ESPP participants no later than one business day prior to the Effective Time and (iii) prevent a new purchase or offering period under the Company ESPP from commencing after such new purchase date. The Company will take all actions necessary so that the Company ESPP will terminate immediately prior to the earlier of (A) the Effective Time and (B) the date upon which the Company ESPP terminates by its terms.

Conditions to Obligations of All Parties to Merger Agreement. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(a) If approval of the Merger by the Company stockholders is required by Delaware law, the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a class will have been obtained;

(b) Offeror (or Parent on Offeror’s behalf) will have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn; and

(c) No court or other governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered into any law, rule, regulation, judgment, determination, decree, injunction or other order that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

Conditions to Obligations of Offeror. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

Schedule 14D-9. The Merger Agreement provides that as promptly as practicable after the date of the Merger Agreement, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”), and as promptly as practicable thereafter cause the Schedule 14D-9 to be mailed to the Company’s stockholders. To the extent reasonably practicable, the Schedule 14D-9 will be filed with the SEC concurrently with the filing by Parent and Offeror of the Schedule TO and will be mailed to the Company’s stockholders with the Offer Documents (as defined in the Merger Agreement).

Board of Directors. Subject to compliance with applicable law, promptly upon (i) the payment by Offeror pursuant to the Offer for the Shares representing at least such number of Shares as will satisfy the Minimum Condition, and (ii) the written request of Parent, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company board of directors as is equal to the product of the total number of directors on the Company board of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any of its affiliates bears to the total number of Shares then outstanding. The Company will, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time, the Company board of directors will always have at least two Continuing Directors. The term “Continuing Directors” means any directors of the Company board of directors then serving, if any, who are directors as of November 19, 2006.

Following the election or appointment of Parent’s designees to the Company board of directors (the “Appointment Time”) and prior to the Effective Time, any Adverse Matter will require, in addition to any other affirmative votes required under the DGCL, the affirmative vote of not less than a majority of the entire Company board of directors, which majority must also include the concurrence of a majority of the Continuing Directors; provided, however, that if the foregoing provisions are invalid or incapable of being enforced under applicable law, then neither Parent nor Offeror will approve (either in its capacity as a stockholder or as a party to the Merger Agreement, as applicable), and Parent and Offeror will use their reasonable efforts to prevent the occurrence of such action unless such actions will have received the unanimous approval of the entire Company board of directors. The term “Adverse Matter” means any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Offeror under the Merger Agreement, or any waiver of any condition to the Company’s obligations or rights under the Merger Agreement, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the stockholders of the Company other than Offeror or its affiliates.

Parent, Offeror and the Company will use their respective reasonable best efforts to ensure that at least two of the members of the Company board of directors will, at all times prior to the Effective Time, be Continuing Directors, provided that, if there will be in office fewer than two Continuing Directors for any reason, the parties will use their reasonable best efforts to cause the Company board of directors to cause the person designated by the remaining Continuing Director to fill such vacancy, which person will be deemed to be a Continuing Director for all purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors of the Company board of directors then in office will designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of Parent or Purchaser, and such persons will be deemed to be Continuing Directors. The Company board of directors will not delegate any Adverse Matter to any committee of the Company board of directors unless such committee consists only of Continuing Directors.

It is currently anticipated that Parent will designate Jean-Paul Clozel, Andrew J. Oakley, Simon Buckingham, Christian Chavy and Tina Kitt to serve as directors of the Company following consummation of the Offer. Offeror expects that such representation would permit Offeror to exert substantial influence over the Company’s conduct of its business and operations.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties, from both Parent and Offeror as well as the Company.

Conduct of Company’s Business Pending Merger. Except as contemplated or permitted by the Merger Agreement (or otherwise set forth in the Company Disclosure Letter) or as approved in advance by Parent (which consent will not be unreasonably withheld, conditioned or delayed), subject to applicable law, from the date of the Merger Agreement until the Appointment Time, the Company agreed to (i) conduct its business only in the ordinary course and (ii) to the extent consistent with that conduct, use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with government entities, customers, suppliers, distributors, creditors, lessors, employees and business associates.

Except as contemplated or permitted by the Merger Agreement (or otherwise set forth in the Company Disclosure Schedule) or as approved in advance by Parent (which consent will not be unreasonably withheld, conditioned or delayed), subject to applicable law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company, from the date of the Merger Agreement until the Appointment Time, the Company agreed not to do any of the following:

(a) adopt or propose any change in its restated certificate of incorporation or restated bylaws;

(b) merge or consolidate the Company with any other Person;

(c) create, acquire or otherwise come to have any subsidiary;

(d) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $500,000 other than acquisitions pursuant to contracts to the extent in effect immediately prior to the execution of the Merger Agreement and set forth in the Company Disclosure Letter;

(e) other than pursuant to contracts to the extent in effect as of immediately prior to the execution of the Merger Agreement and set forth in the Company Disclosure Letter, and other than the issuance of Shares upon the exercise of Company stock options outstanding immediately prior to the execution of the Merger Agreement and set forth in the Company Disclosure Letter, pursuant to the Company ESPP in accordance with the Merger Agreement, in each case, in accordance with their terms, and the grant of options in ordinary and customary amounts to any new employees hired in the ordinary course of business, none of whom would upon hire become one of the 15 most highly-compensated employees of the Company, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(f) create or incur any Lien on assets or property of the Company that is material, individually or in the aggregate, to the Company;

(g) other than pursuant to Contracts to the extent in effect as of immediately prior to the execution of the Merger Agreement and set forth in the Company Disclosure Letter, make any loan, advance or capital contribution to or investment in any Person in excess of $100,000 in the aggregate;

(h) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(i) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock except the acceptance of Shares as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Company stock options or the vesting of restricted stock or other Company stock-based awards, in each case in accordance with past practice and the terms of the applicable award;

(j) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any securities or warrants or other rights to acquire any security of the Company, except for indebtedness for borrowed money incurred in the ordinary course of business not to exceed $250,000 in the aggregate;

(k) except as set forth in the Company Disclosure Letter, make or authorize any capital expenditure in excess of $100,000 unless contained in the capital budget previously provided to Parent;

(l) make any changes with respect to financial accounting policies or procedures, except as required by changes in U.S. generally accepted accounting principles or by law;

(m) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity for an amount in excess of $100,000 or which would be reasonably likely to have any adverse impact on the operations of the Company;

(n) sell, lease, license or otherwise dispose of any assets of the Company except for ordinary course sales of products or services provided in the ordinary course of business or obsolete assets, and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, other than pursuant to contracts in effect prior to the execution of the Merger Agreement and set forth in the Company Disclosure Letter or as otherwise set forth in the Company Disclosure Letter;

(o) except as required pursuant to existing written, binding agreements or benefit plans of the Company in effect prior to the execution of the Merger Agreement, or as otherwise required by law or with respect to job offers on normal and customary terms to new employees hired in the ordinary course of business (none of whom would upon hire become one of the 15 most highly-compensated employees of the Company), enter into any new employment or compensatory agreements with any employee, independent contractor, consultant, officer or director of the Company (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such Person has the right to any form of compensation from the Company), or, except for annual salary increases granted at times and in amounts which are in the established and ordinary course of business to employees other than any of the 15 most highly-compensated employees of the Company, increase the compensation and benefits of any employee, independent contractor, consultant, officer or director of the Company, or adopt any benefit plan, or amend any benefit plan in any respect that would increase the cost of such benefit plan to the Company, or accelerate vesting or payment under, any benefit plan;

(p) engage in the conduct of any new line of business, other than as expressly permitted by the Company Disclosure Letter;

(q) voluntarily and materially depart from the operating budget or expenditure policy approved by Company board of directors;

(r) make any payment or incur any obligation to the Company’s financial advisor other than in accordance with the terms of its engagement letter;

(s) make or change any election, accounting period or accounting method in respect of taxes, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment relating to the Company, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any tax return or the payment of any tax; or

(t) agree, resolve or commit to do any of the foregoing.

Under the Merger Agreement, “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. “Governmental Entity” means any court or tribunal or administrative, governmental or regulatory body, agency, authority or other entity, whether local, state, federal, provincial or foreign.

Nonsolicitation Obligations; Change in Board Recommendation. The Company has agreed that neither it nor any of its respective officers, directors, employees, agents and representatives (any such person, including any investment banker, attorney, consultant or accountant, a “Representative”) will initiate knowingly, solicit, encourage or facilitate any inquiries or the making of any proposal or offer with respect to: (i) a merger, reorganization, share exchange, consolidation or similar transaction involving the acquisition of the Company; (ii) any acquisition, by whatever means, of 15% or more of the equity or ownership interest in the Company or the assets of the Company, taken as a whole; or (iii) the adoption by the Company of a plan of liquidation (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”).

The Company has further agreed that neither it nor any of its Representatives will engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any

Person (other than Parent and its affiliates and their respective Representatives) relating to an Acquisition Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal; except, that nothing contained in the Merger Agreement would prevent the Company or the Company board of directors from:

(a) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an Acquisition Proposal; and

(b) at any time prior to, but not after, the Company stockholder approval of the Merger, if required, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal (assuming, for this purpose only that all references to “15% or more” in the definition of such term were changed to “a majority”) which did not result from a breach of any nonsolicitation obligations (a “Qualifying Acquisition Proposal”) if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to the Confidentiality Agreement, dated as of October 4, 2006, between Actelion and the Company; (B) engaging in any negotiations or discussions with any Person who has made a Qualified Acquisition Proposal if the Company receives from such Person an executed confidentiality agreement as described in (A) above; or (C) approving or recommending a Qualified Acquisition Proposal to the stockholders of the Company, in each case, if and only to the extent that, (I) in each such case referred to in clause (A), (B) or (C) above, the Company board of directors determines in good faith after consultation with outside legal counsel that the failure to take such action would constitute a breach of the Company directors’ fiduciary duties under applicable law, (II) in each case referred to in clause (B) or (C) above, the Company board of directors determines in good faith (after consultation with the Company’s financial advisor and outside counsel) that such Acquisition Proposal constitutes an Acquisition Proposal that, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory (including, without limitation, any antitrust or competition approvals or non-objections) and other relevant factors and, if consummated in accordance with its terms, is reasonably likely to result in a more favorable transaction than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal is referred to in the Merger Agreement as a “Superior Proposal”); and (III) in the case of clause (B) or (C) above, the Company will have provided written notice to Parent of the Company’s or the Company board of director’s intention to take such action, at least one business day notice in the case of clause (B) and at least five business days, notice in the case of clause (C) prior to taking such action.

The Company also agreed it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted before the date of the Merger Agreement with respect to any Acquisition Proposal and will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with the Company to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such Person by or on behalf of the Company and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives. The Company will not waive any provision of any confidentiality or standstill agreement to which it is a party without the prior written consent of Parent except in connection with action permitted by clause (B) and (C) in the above paragraph, solely with respect to the Person making the Superior Proposal.

The Company agreed that it will notify Parent as promptly as reasonably practicable and in any case within one business day if any bona fide written Acquisition Proposals are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated with, it or any of its Representatives, indicating, in connection with such notice, the material terms and conditions of, and the identity of the Person making, such bona fide written Acquisition Proposals, and thereafter will keep Parent reasonably informed of any significant changes in the status and terms of any such Acquisition Proposals. The Company will provide to Parent any information that it is providing to any other Person at the same time it provides it to such other Person, unless that information has already been provided to Parent. The Company agreed that during the five- and two-business day periods described in the paragraph above, the Company will negotiate in good faith with Parent with respect to any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Parent. Any such revisions which Parent offers in writing to make which, if accepted by the Company, would be legally binding on the parties to the Merger Agreement are referred to herein as “Revised Terms”. The Company agrees that any material amendment to any Qualifying Acquisition Proposal will be deemed to be a new Qualifying Acquisition Proposal for purposes of the nonsolicitation obligations and Change in Recommendation, provided that the five business day period applicable as mentioned above and in the Change in Recommendation paragraph below to any Person’s initial Qualifying Acquisition Proposal will be two business days (but will in no case end before the fifth business day from such Person’s initial Qualifying Acquisition Proposal) with respect to any material amendment to such Person’s initial or previous Qualifying Acquisition Proposal.

The Company agreed that its board of directors will not withdraw, qualify or modify the Recommendation in a manner adverse to Parent, or approve or recommend another Acquisition Proposal (collectively, a “Change in Recommendation”), unless: (i) the Company has provided written notice to Parent that the Company board of directors intends to take such action, at least five business days will have elapsed since the date on which Parent received such notice and the Company will have complied with the nonsolicitation provisions above, (ii) the Company board of directors will have determined in good faith, after consulting with its outside legal counsel and taking into account any Revised Terms, that failing to take such action would be a breach by the directors of the Company of their fiduciary duties under applicable law and (iii) if the Change In Recommendation is being made primarily as a result of an Acquisition Proposal, such Acquisition Proposal is a Superior Proposal (it being agreed and understood by the parties that any Change In Recommendation will not alter the Company Board’s approval of the Transactions (including for purposes of Section 203 of the DGCL)).

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the date and time of Offeror’s acceptance of Shares pursuant to the Offer (the “Acceptance Time”):

(a) by mutual written consent of Parent and the Company; or

(b) by either Parent or the Company if (i) Offeror has not accepted for payment any Shares pursuant to the Offer by May 31, 2007 (as such date may be extended pursuant to the proviso below, the “Termination Date”) or, if extended by the Company or Parent because all conditions of the Tender Offer Conditions have been satisfied except the condition that any waiting period applicable to transactions contemplated by the Agreement under the HSR Act has not expired or been terminated or any other antitrust, competition or merger control consent reasonably necessary to permit Offeror to accept for payment and pay for the Shares pursuant to the Offer has not been received and failure to receive such consent would reasonably be expected to have a Company Material Adverse Effect, by July 30, 2007 or (ii) any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger became final and non-appealable; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party to the Merger Agreement if the circumstances giving rise to the right to terminate were caused by such party’s material breach of its obligations under the Merger Agreement; or

(c) by the Company:

(i) if there has been a breach of any representations, warranties, covenants or agreements made by Parent or Offeror in the Merger Agreement, or any such representations and warranties will have become untrue or incorrect as of the Expiration Date, such that such breach or failure to be true and correct is not reasonably likely to be curable by the Termination Date and, if not cured, is reasonably likely to prevent Parent and Offeror from accepting for payment or paying for the Shares pursuant to the Offer or consummating the Merger in accordance with the terms of the Merger Agreement; or

(ii) if, at any time prior to the Acceptance Time, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal, (x) the Company has not materially breached Section 8.2 (Acquisition Proposals) of the Merger Agreement, (y) the Company board of directors has authorized the Company to enter into a definitive agreement for such Superior Proposal and (z) the Company pays a $14,000,000 termination fee; or

(d) by Parent:

(i) if the Company board of directors has withdrawn, qualified or modified its Recommendation in a manner adverse to Parent;

(ii) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or any such representation and warranty will have become untrue or incorrect after the execution of the Merger Agreement, such that (i) the condition set forth in any of clause (1), (2) or (3) of the Tender Offer Conditions would not be satisfied and (ii) such breach or failure to be true or correct is not reasonably likely to be curable by the Termination Date; clause (1) provides that there is no material breach of the representations and warranties made by the Company in Section 6.1(a) (Organization, Good Standing and Qualification), Section 6.3 (Corporate Authority; Approval; Opinion of Financial Advisor) or Section 6.19 (Takeover Statutes; Charter Provisions) of the Merger Agreement; clause (2) provides that there is no material breach of any other representation and warranty which constitutes, individually or in the aggregate, a Company Material Adverse Effect; clause (3) provides that there is no material breach of any obligation, covenant or agreement under the Merger Agreement; or

(iii) if the Company has materially breached any of its obligations under Section 8.2 (Acquisition Proposal) or 8.3 (Board Recommendation) of the Merger Agreement.

“Company Material Adverse Effect” means any change or effect (any such item, other than such items disclosed in either the Company Disclosure Letter or the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Merger Agreement, being an “Effect”) (that is not cured prior to the consummation of the Merger) that: (i) is materially adverse or is reasonably likely to be materially adverse to the business, results of operations or financial condition of the Company or (ii) prevent or materially delay the consummation of the Offer or the Merger; provided that no Effect related to or arising out of any of the following will be taken into account in determining whether there exists a Company Material Adverse Effect: (A) circumstances generally affecting the industries in which the Company operates except to the extent that the Company is adversely affected disproportionately relative to other businesses in such industries; (B) the economy, the financial or securities markets in general, political instability or political conditions in the United States or any acts of terrorism, military actions or war or other national calamity directly involving the United States; (C) the announcement or pendency of the Merger Agreement or actions pursuant to (or required by) the Merger Agreement; (D) any change in Company’s stock price or trading volume, in and of itself (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price or trading volume may be taken into account in determining whether there exists a Company Material Adverse Effect); (E) any changes in United States generally accepted accounting principles or any applicable order, writ, injunction, judgment, arbitration award, agency requirement, decree, law, case law, statute, ordinance, rule or regulation, concession, franchise, permit, license or other governmental authorization or approval, whether local, state, federal, provincial or foreign (“Law”); (F) any effect resulting from the actions or inaction of Parent or any of its affiliates (including any failure by Parent to provide a consent it is required to give pursuant to Section 8.1 of the Merger Agreement); or (G) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions, in and of itself (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there exists a Company Material Adverse Effect).

In the event of its termination of the Merger Agreement and abandonment of the Merger, the Merger Agreement will be of no effect with no liability of any party or parties to the Merger Agreement (or of any of its directors, officers, employees, stockholders, agents, legal and financial advisors or other representatives); provided, however, that, except as provided otherwise in the Merger Agreement, no termination will relieve any party to the Merger Agreement of any liability or damages resulting form any willful breach of the Merger Agreement.

Expenses; Termination Fee. Except as set forth in the next three paragraphs, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Under the Merger Agreement, the Company has agreed to pay Parent a termination fee equal to $14,000,000 (the “Termination Fee”) if, prior to the termination of the Merger Agreement, the following occurs:

(a) a bona fide Acquisition Proposal (assuming, for this purpose only, that all references to “15%” in the definition of such term were changed to “a majority”) (a “Covered Proposal”) was made or any of the Company’s stockholders or any Person will have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company;

(b) either (i) the Company terminates the Merger Agreement because the tender offer has expired or been terminated in accordance with the terms of the Merger Agreement without Offeror having accepted payment for any shares on or before May 31, 2007, or, if the Company or Parent exercises its right to extend the termination date of the tender offer under certain conditions, July 30, 2007 or (ii) Parent terminates the Merger Agreement because of a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or any such representation and warranty will have become untrue or incorrect after the execution of the Merger Agreement, such that (X) the condition set forth in any of clause (1), (2) or (3) of the Tender Offer Conditions would not be satisfied and (Y) such breach or failure to be true or correct is not reasonably likely to be curable by the Termination Date; provided that the only basis for termination pursuant to this termination right is the existence of a Company Material Adverse Effect whose existence is outside the reasonable control of the Company;

(c) such Covered Proposal was not publicly withdrawn at least 14 days prior to any termination of the Merger Agreement; and

(d) either (x) the Company consummates any Covered Proposal within the 12-month period immediately following the date on which the Merger Agreement has been so terminated or (y) the Company enters into a definitive agreement for any Covered Proposal during such twelve-month period and consummates any Covered Proposal with any Person within the 24-month period immediately following the date on which the Merger Agreement has been so terminated.

Clause (1) of the Tender Offer Conditions provides that there is no material breach of the representations and warranties made by the Company in Section 6.1(a) (Organization, Good Standing and Qualification), Section 6.3 (Corporate Authority; Approval; Opinion of Financial Advisor) or Section 6.19 (Takeover Statutes; Charter Provisions) of the Merger Agreement. Clause (2) provides that there is no material breach of any other representation and warranty which constitutes, individually or in the aggregate, a Company Material Adverse Effect. Clause (3) provides that there is no material breach of any obligation, covenant or agreement under the Merger Agreement.

The Company also agreed to pay to Parent the Termination Fee in the event that the Merger Agreement is terminated by the Company in order for the Company to enter into a definitive agreement based on a Superior Proposal (as defined in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of the Offer to Purchase), prior and as a condition to the effectiveness of such termination.

The Company further agreed to pay to Parent the Termination Fee in the event that the Merger Agreement is terminated by Parent because the Company has materially breached any of its obligations under Section 8.2 (Acquisition Proposal) or Section 8.3 (Board Recommendation) of the Merger Agreement. These obligations are described in the subsection entitled “Nonsolicitation Obligations; Change in Board Recommendation” in Section 13 entitled “The Transaction Documents” of this Offer to Purchase).

Tender and Voting Agreements

Each of the following individuals, as owners of the Shares and Shares issuable upon exercise of outstanding options or warrants next to their names below, entered into a tender and voting agreement with Parent, dated November 19, 2006 (the “Tender and Voting Agreements”); that, among other things, (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement and (iii) obligate them to tender all their Shares:

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding options or warrants
Donald J. Santel	72,033	864,387
Klara A. Dickinson	2,417	130,000
James E. Pennington, M.D.	91,818	280,902
Benson Fong	47,560	262,159
Abhay Joshi, Ph.D.	0	150,000
George W. Mahaffey	3,124	130,600
Christine E. Gray-Smith	8,000	316,075
Thomas L. Feldman	115,000	452,720
Brian K. Kinion	272	95,000
Ashley C. Gould	1,155	65,500
Nicholas J. Simon	3,030	54,540
MPM Capital L.P.	3,572,555	0
James I. Healy, M.D. Ph.D.	39,390	15,150
Sofinnova Ventures	2,363,154	0
Daniel S. Janney	0	54,540
Alta Partners	2,953,786	0
David W. Gryska	0	30,300
Robert B. Chess	0	51,510
Goodwin Family Trust	39,390	12,120

Based on the number of Shares outstanding as of November 18, 2006, the number of Shares owned by the stockholders entering into the Tender and Voting Agreements (excluding the shares issuable upon exercise of outstanding options or warrants set forth above) represent approximately 32% of the Company’s issued and outstanding common stock.

This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement and the Form of Supplemental Proxy Agreement, which were filed as Exhibit 3 and Exhibit 4, respectively, to the Schedule 13D filed by Actelion, Parent and Offeror on December 4, 2006 and are incorporated by reference herein.

In addition, pursuant to the Tender and Voting Agreements, each stockholder who did not execute a Supplemental Proxy Agreement (as defined below) granted to the directors of Actelion an irrevocable proxy to at any meeting of the stockholders of the Company called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such stockholder of its Shares (including any Shares each such stockholder may acquire in the future) in favor of the adoption by the Company of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby. Pursuant to the Supplement to Tender and Voting Agreement, each dated as of the date of the Merger Agreement (the “Supplemental Proxy Agreements”), each of Klara A. Dickinson, Abhay

Joshi, Ph.D., George W. Mahaffey, Nicholas J. Simon, Ashley C. Gould, Brian K. Kinion, Daniel S. Janney, Robert B. Chess, and David W. Gryska withheld the power to vote any of such stockholder’s Shares on any matter.

14.    Dividends and Distributions.

The Merger Agreement provides that except as contemplated or permitted by the Merger Agreement (or otherwise set forth in the Company Disclosure Schedule) or as approved in advance by Parent (which consent will not be unreasonably withheld, conditioned or delayed), subject to applicable law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company, from the date of the Merger Agreement until the Appointment Time, the Company agreed not to (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock or (ii) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock except the acceptance of Shares as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Company stock options or the vesting of restricted stock or other Company stock-based awards, in each case in accordance with past practice and the terms of the applicable award. See Section 13 entitled “The Transaction Documents” of this Offer to Purchase.

15.    Certain Conditions to Offeror’s Obligations.

Offeror (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Offeror to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any tendered Shares, and (ii) may delay the acceptance for payment of or, subject to the rules and regulations referred to above, the payment for, any tendered Shares, if immediately prior to the scheduled expiration of the Offer: (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act will not have expired or been terminated or any other antitrust, competition or merger control consents reasonably necessary to permit the Offeror to accept for payment and pay for Shares pursuant to the Offer will not have been received (or been deemed to have been received by virtue of the expiration or termination of any applicable waiting period) and the failure to obtain such other consents would reasonably be expected to have a Company Material Adverse Effect; (B) the Minimum Condition will not have been satisfied; or (C) any of the following will exist and be continuing:

(1) any of the representations and warranties of the Company set forth in Section 6.1(a), Section 6.3 or Section 6.19 of the Merger Agreement will not have been accurate in all material respects as of the date of the Agreement or will not be accurate in all material respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date; provided, however, that, for purposes of determining the accuracy of any of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will be disregarded, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Agreement will constitute an exception to, and not an amendment of, such representations and warranties;

(2) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that do not address matters only as of a particular date will not have been accurate in all respects as of the date of the Merger Agreement or will not be accurate in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date and the failure of such representations and warranties to be so accurate, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect, or any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that address matters only as of a particular date will not have been accurate in all respects as of such particular date and the failure of such representations and warranties to be so accurate on and as of such particular date, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of all such representations and warranties referred to in this clause (2), (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will be disregarded, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Merger Agreement will constitute an exception to, and not an amendment of, such representations and warranties;

(3) the Company will have failed to comply in any material respect with any covenant or other agreement of the Company to be performed or complied with by it under the Agreement;

(4) there will be instituted, pending or threatened immediately prior to the expiration of the Offer any action to which any Governmental Entity of a Relevant Jurisdiction is or is likely to become a party against Parent, Offeror or the Company (i) challenging the acquisition by Offeror of any Shares pursuant to the Offer or seeking to prohibit or materially restrain the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (ii) seeking to impose material limitations on the ability of Offeror (or Parent on Offeror’s behalf), or render Offeror unable, to accept for payment, pay for or purchase or acquire any or all of the Shares pursuant to the Offer or the Merger, (iii) seeking to prohibit or impose any material limitations on the ownership or operation by Parent (or any of its Affiliates) of all or any portion of the businesses or assets of Parent, the Company or any of their respective Affiliates, or to compel Parent, the Company or the Surviving Corporation to dispose of or hold separate any portion of the businesses or assets of Parent, the Company or the Surviving Corporation or any of their respective Affiliates, (iv) seeking to prohibit or impose material limitations on the ability of Parent or Offeror effectively to exercise full rights of ownership of the stock of Offeror, the Company or the Surviving Corporation on all matters properly presented to the stockholders of any such entity, or (v) relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and seeking to obtain from Parent, Offeror or the Company any damages or other relief that would be material to Parent, Offeror or the Company. “Relevant Jurisdiction” means (i) countries (or multi-country governmental jurisdictions) in which Actelion has material operations or sales and (ii) all political subdivisions within any country which is a Relevant Jurisdiction;

(5) any Governmental Entity of a Relevant Jurisdiction will have: (i) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) any requirement of Law that is in effect immediately prior to the expiration of the Offer that has the effect of making the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal or that has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (ii) issued or granted any order (whether temporary, preliminary or permanent) that is in effect immediately prior to the expiration of the Offer and has the effect of making any of the transactions contemplated by the Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger); or (iii) taken any other action that, immediately prior to the expiration of the Offer, would be reasonably expected to have any of the consequences referred to in clause (4) above;

(6) any Company Material Adverse Effect will then exist;

(7) Parent and Offeror will not have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (1), (2) and (3) above have been duly satisfied; or

(8) the Agreement will have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Offeror.

16.    Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror, Parent and Actelion, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the Offer Conditions will not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.

Antitrust. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Actelion and the Company initially filed their respective Forms with the Division and the FTC on November 22, 2006 and the waiting period expired at 11:59 PM on December 7, 2006.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Actelion currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On

November 19, 2006, prior to the execution of the Merger Agreement, the board of directors of the Company has unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby; determined that the Merger Agreement the Offer, the Merger and the other transactions contemplated thereby are advisable; the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders; and recommended acceptance of the Offer to the stockholders, and that the stockholders tender their Shares in the Offer and, if necessary, vote to adopt the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Section 15 entitled “Certain Conditions to Offeror’s Obligations” of this Offer to Purchase.

17.    Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.    Fees and Expenses.

Neither Offeror, Parent nor Actelion will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer other than to Lehman Brothers. Offeror will pay to Lehman Brothers a commission of $0.02 per Share acquired by Offeror in connection with the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Offeror has retained Lehman Brothers Inc. as Dealer-Manager, Georgeson Inc. as Information Agent and Computershare Trust Company, N.A. as Depositary in connection with the Offer. The Dealer-Manager, the Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Dealer-Manager, the Information Agent and the Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19. Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.

Offeror has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 entitled “Certain Information Concerning the Company” of this Offer to Purchase.

Curl Acquisition Subsidiary, Inc.

December 8, 2006

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF ACTELION, PARENT AND OFFEROR

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Actelion, as of December 8, 2006, are set forth below. The business address of each director and executive officer of Actelion is Gewerbestrasse 16, 4123 Allschwil, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Actelion.

None of the directors and officers of Actelion, Parent and Offeror, as the case may be, listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name/Citizenship	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors

Robert E. Cawthorn United Kingdom	71	Mr. Cawthorn, the Chairman of the Board of Actelion, has been a director since 2000. Prior to Mr. Cawthorn’s retirement in 2001, he was a managing director of Global Health Care Partners. Mr. Cawthorn was also an executive with Pfizer International for 17 years and the first president of Biogen Inc., a pharmaceutical company, before joining the Rorer Group in 1982. Mr. Cawthorn also served as Chief Executive Officer and Chairman of the Board of Rhône-Poulenc Rorer, the successor to the Rorer Group.

Andre J. Mueller Switzerland	62	Mr. Mueller has been a director since 2001. Prior to Mr. Mueller’s retirement in December 2002, he served as the Chief Executive Officer of Actelion and as a member of the Executive Committee of Actelion. Mr. Mueller joined Actelion’s management team in 1998. He serves as the Chairman of the Board of Addex Pharmaceuticals, a pharmaceutical company, and of Cerenis Therapeutics, a pharmaceutical company, and as a director of Synthes, Inc., a medical device company.

Jean-Paul Clozel France	51	Dr. Clozel has been the Chief Executive Officer of Actelion since November 1999 and a director since 2000. Between 1985 and 1997, Dr. Clozel was responsible for the selection and pre-clinical development of cardiovascular drugs at F. Hoffmann-La Roche, a pharmaceutical company. In 1997, Dr. Clozel left F. Hoffmann-La Roche to co-found Actelion.

Werner Henrich France	63	Mr. Henrich has been a director since 2000. Prior to Mr. Henrich’s retirement, he held various positions including Head of Global Intellectual Property and Pharmaceutical Licensing during his 30 years at F. Hoffmann-La Roche. Mr. Henrich was also a member of the F. Hoffmann-La Roche Pharmaceutical Division Executive Board. Mr. Henrich serves as the Chairman of the Board of Basilea Pharmaceutica, a biopharmaceutical company, and TLT Medical AG and is a director of Addex Pharmaceuticals SA, a pharmaceutical company, and TET Systems AG.

Armin M. Kessler Switzerland	68	Dr. Kessler has been a director since 2004. Prior to Dr. Kessler’s retirement, he held various positions at F. Hoffmann-La Roche, including Chief Operating Officer, head of the pharmaceutical and diagnostic divisions. Prior to serving at F. Hoffmann-La Roche, Dr. Kessler held positions of Director of Pharmaceutical Marketing Worldwide for Sandoz (now Novartis) and President of Sandoz KK. Dr. Kessler previously served as a director of F. Hoffmann-La Roche, Syntex Corporation, a pharmaceutical company, and Genentech, and serves as director of The Medicines Company, a pharmaceutical company, Gen-Probe Incorporated, a biotechnology company, and PRA International Inc., a clinical development company.

Jean Malo France	52	Mr. Malo has been a director since 2004. Mr. Malo has been the Chief Investment Officer of Breeco Management L.P. since 2000. From 1997 to 2000, he was the Chief Investment Officer for Vaughan Nelson Scarborough & McCullough L.P., an affiliate of Metropolitan Life Insurance Company. From 1989 to 1997, Mr. Malo managed both equity and fixed income portfolios for Daniel Breen & Company, an affiliate of Banque Indosuez. Mr. Malo has also held positions at Banque Indosuez and at the French Embassy in Singapore.

Carl B. Feldbaum United States	62	Mr. Feldbaum has been a director since 2005. Prior to Mr. Feldbaum’s retirement, Mr. Feldbaum was President of the Biotechnology Industry Organization from 1993 to January 2005. Mr. Feldbaum has previously served as founder and President of Palomar Corporation, a national security think tank in Washington, D.C., and as Inspector General for defense intelligence in the U.S. Department of Defense. Mr. Feldbaum has been serving as a director of Connetics Corporation, a pharmaceutical company, since 2005.

Juhani Anttila Finland	52	Mr. Anttila has been a director since 2005. Mr. Anttila currently serves as Chairman of Ascom Holding. From January 2003 through May 2004, Mr. Anttila served as the Chief Executive Officer of Ascom Group. From 1990 through 1995, he was Chairman of the Executive Board of Nokia (Deutschland) GmbH. In 1985, he was appointed Managing Director of Nokia GmbH, Zurich and in 1981 served as the Managing Partner at CA Corporate Advisers in Zurich.

Name/Citizenship	Age	Current Principal Occupation or Employment and Five-Year Employment History
Executive Officers (Who Are Not Directors)

Andrew J. Oakley United Kingdom	44	Mr. Oakley has been the Chief Financial Officer of Actelion since 2003. From 2001 to 2003, Mr. Oakley served in a senior finance capacity for the global holding companies of Accenture. Mr. Oakley has also held executive positions in the finance departments of two major multinational building material companies, and spent several years as an equity analyst with banks in Australia, the United Kingdom and the United States.

Simon Buckingham Australia	44	Dr. Buckingham has been President, Global Corporate and Business Development of Actelion since 2005. Prior to 2005, Dr. Buckingham was President of Actelion’s operations for North America and Asia Pacific. Dr. Buckingham was responsible for Actelion’s sales, marketing, medical and regulatory activities in the United States from the commencement of Actelion’s operations in South San Francisco in 2000. From 1995 to 1997, Dr. Buckingham served at F. Hoffmann-La Roche as Global Project Leader in cardiovascular drug development and prior to that period, he served in a variety of sales and marketing roles in Roche’s Australian operations. Prior to joining Actelion in 2000, Dr. Buckingham held various positions in sales and marketing at Parke-Davis US, the pharmaceutical division of Warner Lambert, for two years.

Christian Chavy France	57	Mr. Chavy has been the President, Business Operations of Actelion since 2005. From 2000 to 2005, Mr. Chavy was President for Europe, Latin America, the Middle East and Africa. From 1992 to 2000, he was Managing Director of Serono France and later Vice-President and Head of Global Therapeutic Area Reproductive Health at Serono International, a biotechnology company. From 1987 to 1992, he was Managing Director of Rorer France at Rhône-Poulenc Rorer and President of Rhône-Poulenc Rorer Canada Inc. for both ethical pharmaceutical and over-the-counter activities. Previously, he was Marketing Manager at Bristol-Myers France, Smith Kline and French, and Merck Sharp & Dohme.

Isaac Kobrin Israel	58	Dr. Kobrin has been Senior Vice President, Clinical Development of Actelion since 1999. Prior to joining Actelion, Dr. Kobrin served in the clinical cardiovascular development department at F. Hoffmann-La Roche and became Group Leader of that department in 1997.

Roland Haefeli Switzerland	42	Mr. Haefeli has been Vice President, Corporate Communications of Actelion since 2001. Prior to joining Actelion, Mr. Haefeli served as a corporate spokesperson for F. Hoffmann-La Roche. Mr. Haefeli has also worked as head of media relations for other companies, including Serono International S.A. Mr. Haefeli has also served for two years as a Delegate for the International Committee of the Red Cross (ICRC) in Bosnia and Rwanda.

Louis de Lassence France	53	Mr. de Lassence has been Vice President, Corporate Services of Actelion since 2001. Prior to joining Actelion, Mr. Lassence served for 18 years at F. Hoffmann-La Roche in a variety of positions, including Finance Manager of Roche in Brussels, assistant to the vice-chairman of the group and a finance manager of Pharma International in charge of Central and Eastern Europe, Africa, the Middle East and Central and Near Asia.

Martine Clozel France	50	Dr. Clozel has been Senior Vice President, Head of Drug Discovery – Pharmacology and Pre-clinical Development of Actelion since 1997. Prior to joining Actelion, Dr. Clozel served for 11 years at F. Hoffmann-LA Roche, during which time she initiated and led the project on endothelin and endothelin receptor antagonists, leading to the clinical development of Tracleer and two other development candidates.

Walter Fischli Switzerland	57	Dr. Fischli has been Senior Vice President, Head of Drug Discovery – Molecular Biology and Biochemistry of Actelion since 1997. From 1982 until 1997, Dr. Fischli served in a variety of capacities at F. Hoffmann-La Roche, including leading drug discovery projects in the cardiovascular field.

Thomas Weller Switzerland	52	Dr. Weller has been Vice President, Head of Drug Discovery – Chemistry of Actelion since 1999. Prior to joining Actelion, Dr. Weller served for 16 years in the drug discovery unit at F. Hoffmann-La Roche as group leader and later as area head of chemistry in thrombosis and arteriosclerosis.

Marian Borovsky Switzerland	37	Dr. Borovsky has been Vice President and General Counsel since 2000 and Corporate Secretary of Actelion since 2003. Prior to joining Actelion, Dr. Borovsky served as an attorney with an insurance company and served as an attorney at an international audit and consulting firm. During this time, he also acted as a lecturer for commercial law for prospective auditors and accountants.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent and Offeror are set forth below. The business address of each director and officer of Parent and Offeror is care of Actelion Pharmaceuticals US, Inc., 5000 Shoreline Court, Suite 200, South San Francisco, CA 94080, USA. None of the directors and officers of Parent or Offeror listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name/Citizenship	Age	Current Principal Occupation or Employment and Five-Year Employment History

Tina Kitt Canada	44	Ms. Kitt has been the Group Treasurer of Actelion Pharmaceuticals Ltd. since 2001. Ms. Kitt has been the sole director and President, Secretary and Chief Financial Officer of Parent and Offeror since their inception.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Registered or Certified Mail: Computershare Trust Company, N.A. CoTherix, Inc. Attn: Corporate Actions Department PO Box 43011 Providence, RI 02940-3011	For the Guarantee of Delivery Form only: Fax (617) 360-6810 Fax confirmation (781) 575-2332	By Overnight Courier: Computershare Trust Company, N.A. CoTherix, Inc. Attn: Corporate Actions Department 250 Royall Street Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street

New York, NY 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (866) 647-8873

The Dealer-Manager for the Offer is:

745 Seventh Avenue

New York, NY 10019

Call Toll Free: (888) 610-5877

December 8, 2006